

July 15, 2011

<u>Via Email</u>
Mr. Theodore Gazulis
Resolute Energy Corporation
Chief Financial Officer
1675 Broadway, Suite 1950
Denver, CO 80202

> **Re:** **Resolute Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Response Letter Dated June 30, 2011**
> **File No. 1-34464**

Dear Mr. Gazulis:

We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note 15 – Supplemental Oil and Gas Information (unaudited), page F-26</u>

<u>Oil and Gas Reserve Quantities, page F-27</u>

<u>Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-27</u>

1.   Your response to prior comment three explains that the primary difference between your ceiling limit calculation and the standardized measure of discounted future net cash flows is related to how the amount of future income taxes are determined. Please provide us

with the calculation of your ceiling limitation as of December 31, 2010 with corresponding explanations, where necessary, to explain the differences between this calculation and the standardized measure of discounted future net cash flows. Refer to Rule 4-10(c)(4) of Regulation S-X.

2.   We further note from your response that the amount of discounted future net cash flows (before income taxes) used in your ceiling limitation as of December 31, 2010 was $848 million. Please tell us how you were able to conclude that your full cost ceiling limitation is significantly in excess of your net proved oil and gas properties balance as of December 31, 2010. As part of your response, please tell us how you determined the income tax rate, or amount, used in the computation of your ceiling limit.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief